Exhibit 99.1

Oasmia Pharmaceutical AB (publ)

Interim report for the period May - October 2016

Expanded product portfolio and secured financing

SECOND QUARTER August 1 – October 31, 2016

•	Consolidated net sales amounted to TSEK 56 compared to TSEK 52 in the second quarter previous year

•	Operating loss was TSEK 35,867 compared to a loss of TSEK 41,008 in the second quarter previous year

•	Net loss after tax amounted to TSEK 41,343 compared to a loss of TSEK 43,395 in the second quarter previous year

•	Loss per share was SEK 0.39 compared to a loss of SEK 0.44 in the second quarter previous year

•	Comprehensive loss was TSEK 41,339 compared to a comprehensive loss of TSEK 43,417 in the second quarter previous year

THE PERIOD May 1 – October 31, 2016

•	Consolidated net sales amounted to TSEK 92 compared to TSEK 271 in the same period previous year

•	Operating loss was TSEK 68,209 compared to a loss of TSEK 78,827 in the same period previous year

•	Net loss after tax amounted to TSEK 78,264 compared to a loss of TSEK 83,215 in the same period previous year

•	Loss per share was SEK 0.73 compared to a loss of SEK 0.85 in the same period previous year

•	Comprehensive loss was TSEK 78,251 compared to a loss of TSEK 83,221 in the same period previous year

•	Acquisition of promising cancer project from Karo Pharma

•	MSEK 70 private placement completed

•	The MSEK 94.4 loan from Nexttobe plus accrued interest as of due date December 30, 2016 extended with improved terms

EVENTS AFTER CLOSING DAY

•	Nexttobe has disposed its holding in Oasmia and Per Arwidsson has stepped in as second largest owner

•	An Extraordinary General Meeting was held on November 21, at which
o	Anders Lönner was elected as new Chairman of the Board and two members resigned,
o	a proposal for an option program for Management and Board was adopted

•	Fredrik Gynnerstedt began his employment as CFO on November 21

CEO COMMENTS:

Dear Shareholders,

In the end of the second quarter (August 1 – October 31) of the fiscal year 2016/2017 and up to the publication of this report, several important events have occurred.

The Company acquired KB9520, a substance which has shown promising results in pre-clinical models for a number of different types of cancer, from Karo Pharma. KB9520 complements Oasmia’s current product portfolio that includes several candidates based on new and improved formulations of well-known pharmaceutical compounds.

At an Extraordinary General Meeting on November 21st Anders Lönner, Executive Chairman at Karo Pharma and, among other things, previous Chief Executive Officer at Meda AB, was elected as new Chairman of the Board in Oasmia.

His experience in successfully managing international pharmaceutical companies through periods of immense growth will serve Oasmia well as we pursue commercialization in key markets including the United States and Europe.

We have also hired a new Chief Financial Officer, Fredrik Gynnerstedt, who will strengthen our management team and overall competence. Fredrik’s employment began on November 21.

The company has performed a private placement of shares valued at SEK 70 million, designed to fund operating activities, enable continued development of our products and product candidates based on XR17 and align the Company with new long-term investors.

Furthermore, Nexttobe has extended its loan to the company with substantially improved interest conditions, which, in combination with the private placement, provides further financial stability.

In order to make the organization more efficient the company intends to implement a cost containment program.

As always, we thank you for your support and confidence. We greatly appreciate your commitment to the Company as we soon begin a new year with new opportunities.

Kind Regards,

Mikael Asp